For immediate release
Mittal Canada completes acquisition of three Stelco subsidiaries

February 1, 2006 - Contrecœur - Mittal Canada Inc., a Canadian subsidiary of Mittal Steel Company N.V., the world’s leader in the steel industry, completes the acquisition of three Stelco Inc. subsidiaries.

The Norambar Inc. and Stelfil Ltée plants located in Quebec and the Stelwire Ltd. plant in Ontario were acquired at a cost of C$30 million. Mittal Canada has also assumed C$28 million in debt.

The Norambar plant will complement Mittal Canada’s facilities in Contrecœur and Longueuil, boosting Mittal Canada’s capacity by 625,000 tons of billets and 435,000 tons of bars and thereby strengthening its position as a major steel producer in Canada. Stelfil and Stelwire will add 250,000 tons of steel wire to the Company’s annual production capacity, providing a wider product mix to better meet our customers’ needs.

Good news for partners

“I am delighted with the positive outcome of this transaction after over a year of negotiations,” said Richard Leblanc, President and Chief Executive Officer of Mittal Canada Inc. “It is consistent with the Company’s management philosophy of seizing favourable business opportunities. Also, synergies resulting from the integration of these three plants will further optimize our long-term viability and competitiveness, which in turn will clearly benefit our employees and communities.”

Based in Quebec, Mittal Canada has an annual production capacity of 2.5 million tons of steel. The Company manufactures a wide range of high quality flat and long steel products, sold mainly in Canada and the USA to the automotive, engineering and other industries. It is a subsidiary of Mittal Steel, the world’s largest and only truly global steelmaker.

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.